SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation or Organization
Advanced Energy Japan K.K	Japan
Advanced Energy U.K. Limited	United Kingdom
Advanced Energy Industries GmbH	Germany
Advanced Energy Taiwan, Ltd.	Taiwan
Advanced Energy Industries, Inc., Shanghai	China
Advanced Energy Industries (Shenzhen) Co., Ltd. (manufacturing)	China
AEI International Holdings CV	Netherlands
Advanced Energy Industries Korea, Inc.	South Korea
Tamio Limited	Hong Kong
Advanced Energy Industries - China Business Trust	China
Wankia Limited	Hong Kong
Advanced Energy Industries Limited	Hong Kong
Fuyogo Limited	Hong Kong
AEI Canada, Inc.	Canada
Advanced Energy Singapore, Pte. Ltd.	Singapore
Advanced Energy Renewables, Inc.	Oregon
Sekidenko, Inc.	Washington
AERA Corporation	Texas
AEI US Subsidiary, Inc.	Delaware